Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-215521
To Prospectus dated January 11, 2017

Public Offering of Shares
January 11, 2017

The Company (as defined herein) has filed a registration statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any of the Underwriters participating in the offering will arrange to send you the prospectus if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: (212) 829-7122; TD Securities Inc. Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5 or TD Securities (USA) LLC in the U.S. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019; or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

A corresponding pre-effective amendment to the registration statement on Form F-10 with the SEC and an amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Northern Dynasty Minerals Ltd. (the “Company”)

Issued Securities:	13,520,000 common shares of the Company (the “Offered Shares” and the offering of such Offered Shares, the “Offering”).

Size of Issue:	US$25,012,000

Issue Price:	US$1.85 per Offered Share (the “Issue Price”)

Over-Allotment Option:

The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 2,028,000 Offered Shares at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”), TD Securities Inc. (“TDSI”) and BMO Nesbitt Burns Inc. (“BMO”, and together with CFCC and TDSI, the “Lead Underwriters”) shall be co-bookrunners who shall lead the syndicate of Underwriters in connection with the Offering, which syndicate will be agreed upon by the Lead Underwriters and the Company, each acting reasonably. Each of the Lead Underwriters will be entitled to a syndicate position of not less than 25% of the Offering.

Form of Underwriting:

Bought deal by way of a short form prospectus, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Litigation Out,” “Financial Out,” “Regulatory Out”, and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).

Jurisdictions:

All of the provinces of Canada (other than Quebec) and in the United States pursuant to the U.S./Canada Multi-Jurisdictional Disclosure System. The Offered Shares may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 5% of the gross proceeds of the Offering.

Use of Proceeds:

Proceeds of the Offering are anticipated to be used for (i) advancement of the Company’s multi-dimensional strategy to address the pre-emptive regulatory action of the U.S. Environmental Protection Agency under Section 404 (c) of the Clean Water Act; (ii) to prepare the Pebble Project for the initiation of federal and state permitting under the U.S. National Environmental Policy Act; (iii) environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan for the Pebble Project, (iv) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government and among Alaska Native partners and broader regional and state-wide stakeholder groups, (v) Alaskan corporate, tenure and site maintenance, (vi) general corporate purposes, and (vii) working capital requirements.

Listing:

Application will be made to list the Offered Shares on the TSX and on the NYSE MKT. The existing common shares of the Company are listed on the TSX under the symbol “NDM” and the NYSE MKT under the symbol “NAK”.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about January 26, 2017 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).

Standstill Period:

The Company shall not issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities of the Company, other than: (i) as contemplated herein; (ii) pursuant to the grant of options or other securities (including RSUs and DSUs) in the normal course pursuant to the Company’s employee stock option plan or other equity compensation plans, and the issuance of any common shares upon the exercise of such options or vesting of such securities, (iii) the issuance of equity securities pursuant to the exercise or conversion, as the case may be, of any warrants or other convertible securities of the Company outstanding on the date hereof; or (iv) the issuance of equity securities in connection with one or more bona fide acquisitions by the Company, for a period of 90 days following the Closing Date (“Expiry Date”), without the prior written consent of the Lead Underwriters on behalf of the Underwriters, such consent not to be unreasonably withheld.

Insider Lock-Ups:

As a condition precedent to the Underwriters’ obligation to close the Offering, all directors and senior officers of the Company shall execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge, assign, or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or senior officers, until the Expiry Date, subject to customary exceptions, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.